SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2019

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: April 9, 2019

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Second Quarter and Year-To-Date Fiscal 2019 Results

•	Consolidated operating income before restructuring costs and amortization[1] improved 13.7% year-over-year due to continued growth in the Wireline and Wireless segments

•

Strong Wireless operating income before restructuring costs and amortization performance supported by postpaid subscriber net additions of approximately 65,000 and continued average billing per subscriber unit (“ABPU”) [2] growth of 7.5% to $41.34

•

Focus on Wireline execution and broadband growth resulted in Consumer Internet net additions of approximately 11,100 and a 280-basis points year-over-year increase in Wireline operating margin to over 46% in the quarter

Calgary, Alberta (April 9, 2019) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended February 28, 2019, reported in accordance with the newly adopted IFRS 15 accounting standard, Revenue from contracts with customers (IFRS 15). Consolidated revenue decreased by 1.0% to $1.32 billion compared to the second quarter in fiscal 2018 and operating income before restructuring costs and amortization increased 13.7% year-over-year to $549 million.

“We continue to make progress on our strategic priorities and journey to a modern Shaw. Second quarter results include stable Wireline performance, improved broadband execution and solid subscriber growth in our Wireless business. While we still have lots of work ahead of us, our second quarter and year-to-date results reflect improvement on all these initiatives, combined with a meaningful reduction in our cost structure that resulted in strong margin performance in the quarter,” said Brad Shaw, Chief Executive Officer.

Wireless results include postpaid net subscriber additions of approximately 65,000, bringing the total Freedom Mobile customer base to over 1.5 million as of the end of February. As part of its network expansion plans in fiscal 2019, the Company launched wireless services in several new markets including Victoria and Red Deer on February 8 and an additional six communities in Eastern Ontario in early March. Freedom Mobile will continue to launch in new markets throughout fiscal 2019, primarily in Western Canada. Continuous network enhancements, including the deployment of 700 MHz spectrum, remain a priority as network quality contributes to the significant postpaid churn reduction, which improved approximately 30 basis points year-over-year to 1.36% in the quarter. Subsequent to the quarter end, the Company finalized an agreement with its third national retail partner, Mobilinq, and expects to launch prepaid services throughout the 50 additional locations beginning in April.

“Our Wireless subscriber and financial performance in fiscal 2019 reflects the execution of our strategic priorities. We continued to attract high quality subscriber growth in the second quarter against the backdrop of a less active market compared to a year ago, when we saw record subscriber performance for the Company as the iPhone became available for Freedom Mobile customers and we launched our Big Gig data plans. We delivered ABPU growth, up 7.5% in the quarter compared to a year ago, as more Canadians purchase our value-based offerings that focus on bigger data buckets. At the same time that we are growing our subscriber base, we are also improving the profitability of our Wireless business, with operating income before restructuring and amortization improving to $52 million this quarter. Our network investments are clearly paying off and, while our focus remains on growing our postpaid subscriber base, we have recently introduced refreshed prepaid plans to participate more effectively in this competitive segment of the market,” Mr. Shaw said.

Second quarter Wireline performance reflects improved Consumer Internet subscriber growth of approximately 11,100 RGUs, offset by continued Video RGU losses, resulting in stable year-over-year Consumer revenue while the Business segment delivered consistent top-line growth with revenue increasing 5.7% in the quarter. Combined with reduced operating expenses, primarily due to the voluntary departure program (“VDP”), Wireline margin of approximately 46% improved 280 basis points over the second quarter fiscal 2018, as the Company continues to focus on profitable and stable growth.

The Company has announced several significant Wireline enhancements related to its broadband service. In late November, Shaw doubled Internet speeds of its top residential tiers, and more recently, introduced a new brand platform to support the launch of additional broadband services – Shaw BlueCurve - which launched on April 4.

Shaw BlueCurve is a simple and powerful new technology that gives customers more coverage and greater control over their home Wi-Fi experience while helping redefine their relationship with in-home connected devices. The BlueCurve Home app is the latest innovative in-home consumer product that Shaw has brought to market through its partnership with Comcast, and is available with Shaw’s BlueCurve Gateway modem – the hub of customers’ in-home content and connectivity experience. Shaw BlueCurve Pods expand in-home coverage by creating a mesh Wi-Fi network that reduces the challenge of Wi-Fi dead spots. Shaw BlueCurve Pods are easily self-installed, plug directly into indoor electrical outlets, and can be easily moved to meet customers’ distinct coverage needs.

Mr. Shaw continued, “We are capitalizing on the network investments that we have made, and continue to make, in pursuit of providing customers with a superior connectivity experience. The broadband technology that we offer completely changes the conversation with our customers from just speed–to speed, coverage and control. Through this enhanced customer experience, we can more effectively differentiate ourselves from the competition, while building upon our journey to a modern Shaw.”

In addition to the improved residential broadband services, Shaw Business customers will also benefit from speed increases that are now available on eligible Business Internet and SmartWiFi 150 and 300 plans moving to 300Mbps and 600Mbps, respectively. In March, Shaw Business also announced the launch of gigabit download speeds for customers that need to keep up with the demands of their growing business.

Selected Financial Highlights

Fiscal 2019 and restated fiscal 2018 results are reported in accordance with IFRS 15. Supplementary information is provided in the accompanying Management’s Discussion and Analysis (“MD&A”), under the heading “Accounting Standards,” which discusses our previous revenue recognition policies and the changes on adoption of the new standard.

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars except per share amounts)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Revenue	1,316	1,329	(1.0)	2,671	2,574	3.8
Operating income before restructuring costs and amortization(2)	549	483	13.7	1,094	963	13.6
Operating margin(2)	41.7%	36.3%	14.9	41.0%	37.4%	9.6
Free cash flow(2)	160	124	29.0	324	187	73.3
Net income (loss) from continuing operations	155	(175)	>100.0	341	(58)	>100.0
Net loss from discontinued operations, net of tax	—	—	—	—	(6)	100.0
Net income (loss)	155	(175)	>100.0	341	(64)	>100.0
Basic earnings (loss) per share	0.30	(0.35)		0.66	(0.13)
Diluted earnings (loss) per share	0.30	(0.35)		0.66	(0.13)

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy related to the treatment of digital cable terminals (“DCTs”) to record as property, plant and equipment where under the previous policy DCTs were initially recorded as inventory upon acquisition. See “Accounting Standards” in the accompanying MD&A.

(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

In the quarter, the Company added approximately 47,800 net Wireless RGUs, consisting of 64,700 postpaid additions and 16,900 prepaid losses. The continued increase in the postpaid subscriber base reflects customer demand for premium smartphones combined with affordable device pricing and packaging options. The decrease in the prepaid customer base reflects migrations to higher value postpaid plans as well as an increasingly competitive environment targeting the prepaid segment.

Wireless service revenue for the three-month period increased by 26% to $169 million over the comparable period in fiscal 2018 due to the growing penetration of Big Gig data plans. Wireless equipment revenue decreased by 40% to $78 million as the comparable period included record subscriber performance, the majority of whom purchased a device through Freedom Mobile. Second quarter ABPU grew approximately 7.5% year-over-year to $41.34 reflecting the increased number of customers that are subscribing to higher service plans and purchasing a device through Freedom Mobile.

Wireless operating income before restructuring costs and amortization of $52 million improved 189% year-over-year due primarily to increased service revenue and a more significant impact in the second quarter of fiscal 2018 related to the impact of the accounting treatment of handset discounts under IFRS 15.

Wireline RGUs declined by approximately 44,600 in the quarter compared to a loss of approximately 25,600 in the second quarter of fiscal 2018. The current quarter includes growth in Consumer Internet RGUs of approximately 11,100 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in aggregate by 59,500 RGUs. The Company remains focused on growing broadband subscribers and on attracting and retaining high quality video subscribers which supports our consumer profitability objectives.

Second quarter Wireline revenue and operating income before restructuring costs and amortization of $1,071 million and $497 million increased by 0.5% and 6.9% year-over-year, respectively. Consumer revenue remained flat at $923 million compared to the prior year as contributions from rate adjustments and growth in Internet revenue were offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue increased 5.7% year-over-year to $148 million, reflecting continued demand for the SmartSuite of business products. Wireline results also include operating costs savings of approximately $27 million related to the VDP, favorable provision releases of approximately $5 million as well as lower marketing and other costs compared to the second quarter of fiscal 2018.

Capital expenditures in the second quarter of $279 million was comparable to a year ago. Wireline capital spending decreased by approximately $30 million primarily due to lower network investments. Wireless spending increased by approximately $28 million year-over-year due to continued deployment of 700 MHz spectrum and expansion of the wireless network into new markets.

Free cash flow for the quarter of $160 million compared to $124 million in the prior year. The increase for the quarter was largely due to higher operating income before restructuring costs and amortization, offset in part by higher cash taxes and lower dividends received from equity accounted associates.

Net income for the quarter of $155 million compared to a net loss of $175 million in the second quarter of fiscal 2018 driven primarily by an increase in operating income before restructuring costs and amortization and restructuring costs in the second quarter of fiscal 2018 in the amount of $417 million related to the Total Business Transformation (“TBT”) initiative (primarily VDP).

In the second quarter of fiscal 2019, approximately 200 employees exited the Company, bringing the total number of employees who departed under the VDP to over 1,700 since the program commenced in March 2018. This led to operating cost savings of approximately $27 million and capital cost savings of approximately $6 million in the quarter. See also “Introduction,” “Other Income and Expense Items,” and “Caution Concerning Forward Looking Statements,” in the accompanying MD&A for a discussion of the TBT, the VDP and the risks and assumptions associated therewith.

The Company confirms that it remains on track to meet its fiscal 2019 guidance, which includes consolidated operating income before restructuring costs and amortization growing 4% to 6% over fiscal 2018; capital investments of approximately $1.2 billion; and free cash flow in excess of $500 million. The expected growth rate of 4% to 6% in consolidated operating income before restructuring costs and amortization is based on adjusted fiscal 2018 results that include the impact of IFRS 15. The Company’s guidance includes assumptions related to cost savings that will be achieved through the TBT initiative (specifically the VDP savings) that are expected to amount to a combined $140 million in fiscal 2019 (approximately $85 million attributed to operating expenses and approximately $55 million attributed to capital expenditures). See also “Caution Concerning Forward Looking Statements” in the accompanying MD&A.

Mr. Shaw concluded, “We have delivered solid financial performance in the first half of fiscal 2019 and while growth in the second half of the year will be tempered by reinvestments back into the business and more difficult year-over-year comparable results, I continue to believe we have many opportunities ahead that support our strategy of delivering long-term, sustainable growth. For the remainder of the year we will stay focused on our Wireless network expansion and subscriber growth through a more balanced approach to both the postpaid and prepaid segments of the wireless market and in our Wireline business we are committed to deliver consistent and stable results. Our growth drivers and the successful transition through VDP remain our top priorities as we progress through the remainder of fiscal 2019 and beyond.”

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.
2	See definitions and discussion of ABPU, ARPU, RGUs and Wireless Postpaid Churn under “Key Performance Drivers” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended February 28, 2019

April 9, 2019

Advisories

The following Management’s Discussion and Analysis (“MD&A”) of Shaw Communications Inc. is dated April 9, 2019 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended February 28, 2019 and the 2018 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2018 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us,” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures and partnership arrangements;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

Shaw Communications Inc.

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the expected impact of government regulations or regulatory developments on the Company’s business, operations, and/or financial performance;

•	timing of new product and service launches;

•	the expected number of customers using Voice over LTE (“VoLTE”);

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•

the total restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative) expected to be incurred in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that the employee exits will have on Shaw’s business operations;

•	the outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	the expansion and growth of the Company’s business and operations and other goals and plans.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic, market and business conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax and exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•

the Company being able to successfully deploy: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	short-term incremental costs associated with growth in Wireless handset sales;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure, conditions and stability;

•	government regulation and legislation;

•	the completion of proposed transactions;

Shaw Communications Inc.

•

the TBT initiative being completed in a timely and cost-effective manner and yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company being able to gain access to sufficient retail distribution channels;

•	the Company being able to access the spectrum resources required to execute on its current and long term strategic initiatives; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	changes in general economic, market and business conditions;

•	changing interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in value of the Company’s equity investments, joint ventures and partnership arrangements;

•	the Company’s failure to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s failure to grow subscribers;

•	the Company’s failure to grow market share;

•	the Company’s failure to close any transactions;

•	the Company’s failure to have the spectrum resources required to execute on its current and long term strategic initiatives;

•	the Company’s failure to gain sufficient access to retail distribution channels;

•

the Company failure to complete the deployment of: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the Company’s failure to achieve cost efficiencies;

•

the Company’s failure to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost reductions;

•	the Company’s failure to complete employee exits pursuant to the VDP with minimal impact on operations;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	technology, privacy, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

Shaw Communications Inc.

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2018 under the heading “Known events, Trends, Risks, and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook,” the expected annualized savings to be realized from the VDP and the total anticipated TBT restructuring costs for fiscal 2019. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow, and the net debt leverage ratio.

Introduction

In fiscal 2019 we continue to demonstrate the emerging strength of our Wireless operations and our focus on profitability and sustainable cost savings in our core Wireline business. We are executing on our operating priorities while continuing our transformation into an agile, lean and digital-first organization that meets the needs of its customers now and into the future.

Shaw Communications Inc.

Wireless

Our Wireless operations have enabled a strategic and transformative shift that supports our long-term, sustainable growth ambitions. Our footprint now covers approximately 16 million people in some of Canada’s largest urban centres, or almost half of the Canadian population. In fiscal 2019, we expect to expand to an additional population of 1.3 million, primarily in Western Canada, including Victoria and Red Deer, which launched in February, and an additional six communities in Eastern Ontario that launched in early March 2019.

Freedom Mobile continues to grow its subscriber base, surpassing 1.5 million combined postpaid and prepaid customers in the quarter, a significant milestone for the Company. The growth of our subscriber base was complemented by strong financial performance reflecting the appeal of our differentiated value proposition. Our affordable and innovative Big Gig data plans and Big Binge Bonus promotion, combined with the latest devices available in the market, continue to attract high lifetime value customers to Freedom Mobile. In addition, our Wireless service is accessible to Canadians through the addition of approximately 240 locations, in fiscal 2019, with national retail partners, Loblaws’ “The Mobile Shop” and Walmart. Subsequent to the quarter end, the Company finalized an agreement with its third national retail partner, Mobilinq, and expects to launch prepaid services to 50 additional locations beginning in April. When combined with our existing corporate and dealer store network, Freedom Mobile expects to have over 650 retail locations operational at the end of 2019. The Company has also introduced a new format to its corporate stores which it will continue to roll out and expand into new markets in fiscal 2019. These retail growth initiatives have substantially improved the accessibility of our Wireless products and help reduce our historical retail distribution gap.

Supporting our Wireless revenue growth and improved Wireless postpaid churn results are the significant investments in our network and customer service capabilities. We are executing a step-by-step operating plan to improve our network and deploy spectrum in the most efficient way. In fiscal 2018, we completed the deployment of the 2500 MHz spectrum and refarmed 10 MHz of AWS-1 spectrum. We are currently deploying our Extended Range LTE in Calgary, Edmonton, Vancouver and Southwestern Ontario which leverages our 700 MHz spectrum to provide customers with improved in-building service as well as extending service at the edge of the current coverage area. The Company will continue to deploy its 700 MHz spectrum throughout fiscal 2019 and 2020.

The Company continues to deploy small cell technology (low-powered wireless transmitters and receivers with a range of 100 meters to 200 meters), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality, speed, capacity and coverage improvements in these high traffic areas. These network investments support continued growth in our Wireless business and are the building blocks for emerging technologies, such as 5G.

Wireline

We continue to focus on execution and delivery of stable and profitable Wireline results. This includes improved broadband growth through more effective targeting and customer segmentation, with a shift in broadband focus from just speed–to speed, coverage, and control, while also shifting our efforts in Video to optimize profitability.

Our team is modernizing several aspects of our operations as we work to better meet the needs of today’s customer. We are leveraging insights from data to help us better understand customer preferences and provide them with the services they want, including the recently introduced Shaw BlueCurve Home app

Shaw Communications Inc.

and Pods as described below. We are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service.

We are starting to see the results of these efforts as our teams begin to think and work differently to deliver a modern connectivity experience anchored in broadband. We have deployed DOCSIS 3.1 across our extensive wireline network to give us the ability to deliver gigabit speeds across virtually all of our cable footprint. As the key product in the customer’s home, our broadband service has a significant and cost-effective competitive advantage.

We remain focused on growing our Wireline broadband customer base and improving execution. In the second quarter, we added approximately 11,100 Consumer Internet subscribers and significantly improved Wireline profitability through disciplined cost control, including the execution of the VDP. While we are only part of the way through our journey towards a modern Shaw, we are encouraged by the progress we have made as we improve upon the fundamentals of our Wireline business, further supporting the delivery of our broadband strategy through fiscal 2019.

The Company has announced several significant Wireline enhancements related to its broadband service for its customers. In late November, Shaw doubled Internet speeds of its top residential tiers, and more recently, introduced a new brand platform to support the launch of additional broadband services – Shaw BlueCurve.

Shaw BlueCurve is a simple and powerful new technology that gives customers more coverage and greater control over their home Wi-Fi experience while helping redefine their relationship with in-home connected devices. The BlueCurve Home app is the latest innovative in-home consumer product that Shaw has brought to market through its partnership with Comcast, and it is available with Shaw’s BlueCurve Gateway modem – the hub of our customers’ in-home content and connectivity experience. Shaw BlueCurve Pods expand in-home coverage by creating a mesh Wi-Fi network that reduces the challenge of Wi-Fi dead spots. Shaw BlueCurve Pods are easily self-installed, plug directly into indoor electrical outlets, and can be easily moved to suit customers’ distinct coverage needs.

We are capitalizing on the network investments that we have made, and continue to make, in pursuit of providing customers with an enhanced connectivity experience. The broadband technology that we offer completely changes the conversation with our customers from just speed–to speed, coverage and control. Through this enhanced customer experience, we can more effectively differentiate ourselves from the competition, while building upon our journey to a modern Shaw.

Our Wireline Business division contributed solid results again this quarter, leveraging our SmartSuite products that deliver enterprise-grade services to small and medium size businesses. SmartSuite products are the foundation for growth in Shaw Business and we expect to continue increasing market share, revenue and profitability, as we focus on delivering our services in targeted strategic verticals. Our SmartSuite products can scale to larger businesses as well giving us opportunities to deliver services across Canada. Shaw Business customers will also benefit from speed increases that are now eligible on Business Internet and SmartWiFi 150 and 300 plans moving to 300Mbps and 600Mbps, respectively. Shaw Business also announced the launch of gigabit download speeds, which will help customers keep up with the demands of their growing businesses.

Shaw Communications Inc.

Selected financial and operational highlights

Fiscal 2019 and restated fiscal 2018 results are reported in accordance with the newly adopted IFRS 15, Revenue from contracts with customers (“IFRS 15”). Supplementary information is provided in “Accounting Standards”, reflecting the previous revenue recognition policies and the changes from the adoption of the new standard.

Basis of presentation

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, to an external party. The transaction closed on September 15, 2017.

Accordingly, the operating results and operating cash flows for the Shaw Tracking business (an operating segment within the Wireline division) are presented as discontinued operations separate from the Company’s continuing operations. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars except per share amounts)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Operations:
Revenue	1,316	1,329	(1.0)	2,671	2,574	3.8
Operating income before restructuring costs and amortization(2)	549	483	13.7	1,094	963	13.6
Operating margin(2)	41.7%	36.3%	14.9	41.0%	37.4%	9.6
Net income (loss) from continuing operations	155	(175)	>100.0	341	(58)	>100.0
Loss from discontinued operations, net of tax	—	—	—	—	(6)	100.0
Net income (loss)	155	(175)	>100.0	341	(64)	>100.0

Per share data:
Basic earnings (loss) per share
Continuing operations	0.30	(0.35)		0.66	(0.12)
Discontinued operations	—	—		—	(0.01)

	0.30	(0.35)		0.66	(0.13)

Diluted earnings (loss) per share
Continuing operations	0.30	(0.35)		0.66	(0.12)
Discontinued operations	—	—		—	(0.01)

	0.30	(0.35)		0.66	(0.13)

Weighted average participating shares for basic earnings per share outstanding during period (millions)	510	500		509	499

Funds flow from continuing operations(3)	444	(49)	>100.0	883	318	>100.0
Free cash flow(2)	160	124	29.0	324	187	73.3

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy related to the treatment of digital cable terminals (“DCTs”) to record as property, plant and equipment where under the previous policy DCTs were initially recorded as inventory upon acquisition. See “Accounting Standards.”

(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers - Statistical Measures” in the 2018 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Commencing this fiscal year, we are disclosing Wireless average billing per subscriber unit (“ABPU”) and Wireless postpaid churn as key performance indicators.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended		Change Six months ended
	February 28, 2019	August 31, 2018	February 28, 2019	February 28, 2018	February 28, 2019	February 28, 2018
Wireline – Consumer
Video – Cable	1,532,511	1,585,232	(28,953)	(17,715)	(52,721)	(35,723)
Video – Satellite	711,883	750,403	(9,627)	(4,301)	(38,520)	(24,806)
Internet	1,893,655	1,876,944	11,105	5,476	16,711	23,170
Phone	816,974	853,847	(20,916)	(14,842)	(36,873)	(32,260)

Total Consumer	4,955,023	5,066,426	(48,391)	(31,382)	(111,403)	(69,619)

Wireline – Business
Video – Cable	47,887	49,606	(1,465)	(400)	(1,719)	(1,105)
Video – Satellite	36,219	34,831	830	1,330	1,388	818
Internet	172,667	172,859	(1,440)	162	(192)	(332)
Phone	369,397	354,912	5,836	4,655	14,485	10,752

Total Business	626,170	612,208	3,761	5,747	13,962	10,133

Total Wireline	5,581,193	5,678,634	(44,630)	(25,635)	(97,441)	(59,486)

Wireless
Postpaid	1,180,457	1,029,720	64,670	93,508	150,737	126,558
Prepaid	335,799	373,138	(16,887)	(3,806)	(37,339)	(2,546)

Total Wireless	1,516,256	1,402,858	47,783	89,702	113,398	124,012

Total Subscribers	7,097,449	7,081,492	3,153	64,067	15,957	64,526

In Wireless, the Company continued to add wireless subscribers, gaining a net combined 47,783 postpaid and prepaid subscribers in the quarter. The increase in the postpaid customer base reflects customer demand for premium smartphones combined with affordable device pricing and packaging options. The decrease in the prepaid customer base reflects migrations to higher value postpaid plans as well as an increasingly competitive environment targeting the prepaid segment.

Wireline RGUs declined by 44,630 in the quarter compared to a loss of 25,635 RGUs in the second quarter of 2018. The current quarter includes growth in Consumer Internet RGUs of 11,105 whereas the mature products within the Consumer division of Video, Satellite and Phone, continued to decline (combined net loss of 59,496 RGUs).

Shaw Communications Inc.

Wireless Postpaid Churn

To assist in understanding the performance of our Wireless business, this fiscal year we commenced disclosing Wireless postpaid subscriber or RGU churn (“postpaid churn”). Subscriber churn measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.36% in the second quarter of fiscal 2019 compares to 1.66% in the second quarter of fiscal 2018 reflecting the significant and ongoing enhancements to the wireless customer experience.

Wireless average billing per subscriber unit (“ABPU”)

To assist in understanding the underlying economics of our Wireless business, this fiscal year we commenced disclosing Wireless average billing per subscriber per month (“ABPU”). This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $41.34 in the second quarter of fiscal 2019 compares to $38.44 in the second quarter of fiscal 2018 reflecting the increased number of customers that are subscribing to higher value service plans and purchasing a device through Freedom Mobile.

Wireless average revenue per subscriber unit (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $37.58 in the second quarter of fiscal 2019 increased 3.5% compared to the second quarter of fiscal 2018 and reflects the impact of changes in accounting policies upon the adoption of IFRS 15, whereby a portion of the device subsidy, previously fully allocated as a reduction to equipment revenue, is now partially allocated as a reduction to service revenue.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations”. Highlights of the consolidated first quarter financial results are as follows:

Revenue

Revenue for the second quarter of fiscal 2019 of $1.32 billion decreased $13 million or 1.0% from $1.33 billion for the second quarter of fiscal 2018, highlighted by the following:

•

The year-over-year decrease in revenue was primarily due to a $17 million or 6.4% decrease in the Wireless division driven by a $52 million or 40.0% decrease in equipment revenue compared to the second quarter of fiscal 2018 partially offset by higher service revenues which contributed an incremental $35 million or 26.1% to consolidated revenue driven primarily by higher postpaid RGUs (approximately 290,000 since February 28, 2018) and a 7.5% and 3.5% year-over-year increase in ABPU to $41.34 and ARPU to $37.58, respectively.

•

The Business division contributed $8 million or 5.7% growth over the second quarter of fiscal 2018 to consolidated revenue driven primarily by consistent customer demand for Shaw’s SmartSuite of products and the impact of annual rate increases.

•

Consumer division revenue for the quarter decreased $3 million or 0.3% compared to the second quarter of fiscal 2018 mainly due to the impact of Video and Phone RGU losses and the change in Video customer and package mix partially offset by higher Internet revenues and the impact of rate increases in the period.

Compared to the first quarter of fiscal 2019, consolidated revenue for the quarter decreased 2.9% or $39 million. The decrease in revenue over the prior quarter relates primarily to a decrease of $28 million in equipment revenue in the Wireless division, lower ABPU (down from $41.99 in the first quarter of fiscal 2019 to $41.34 in the current quarter) and lower ARPU (down from $38.64 in the first quarter of fiscal 2019 to $37.58 in the current quarter) as well as a decrease in Wireline revenues as a result of lower Video, Phone, and Satellite RGUs.

Revenue for the six-month period ended February 28, 2019 of $2.67 billion increased $97 million or 3.8% from $2.57 billion for the comparable period in fiscal 2018.

•

The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $520 million, an increase of $85 million or 19.5% compared to the comparable six-month period of fiscal 2018.

•	The Business division contributed $15 million or 5.4% to the consolidated revenue improvements for the six-month period driven primarily by customer growth.

•	Consumer division revenues decreased $2 million or 0.1% compared to the comparable six-month period of fiscal 2018.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization for the second quarter of fiscal 2019 of $549 million increased by $66 million or 13.7% from $483 million for the second quarter of fiscal 2018, highlighted by the following:

•	The year-over-year improvement in the Wireless division of $34 million was mainly due to postpaid RGU growth and the impact of a 7.5% higher ABPU.

•	The year-over-year improvement in the Wireline division of $32 million driven primarily by higher revenues, lower employee-related costs attributed to the VDP and other cost saving initiatives.

Operating margin for the second quarter of 41.7% increased 540 basis points compared to 36.3% in the second quarter of fiscal 2018 due primarily to a 280 basis points increase in the Wireline operating margin

Shaw Communications Inc.

driven primarily by VDP related cost savings, as well as a significant increase in the Wireless operating margin as a result of the additional equipment sales in the prior year quarter and the lower resulting upfront margin when loading new subscribers.

Compared to the first quarter of fiscal 2019, operating income before restructuring costs and amortization for the current quarter increased $4 million primarily due to lower Wireless equipment costs partially offset by lower Wireline revenues attributed to net RGU losses.

For the six-month period, operating income before restructuring costs and amortization of $1.1 billion increased $131 million or 13.6% from $963 million for the comparable prior year period.

•	Wireless operating income before restructuring costs and amortization for the six-month period increased $46 million or 90.2% over the comparable period driven primarily by subscriber and ABPU growth.

•

Wireline operating income before restructuring costs and amortization for the six-month period increased $85 million or 9.3% over the comparable period primarily as a result of lower operating costs mainly related to VDP.

Free cash flow

Free cash flow for the second quarter of fiscal 2019 of $160 million increased $36 million from $124 million in the second quarter of fiscal 2018, mainly due to a $66 million increase in operating income before restructuring costs and amortization partially offset by higher interest and cash taxes and lower dividends from equity-accounted associates.

Net income (loss)

Net income of $155 million and $341 million for the three and six months ended February 28, 2019, compared to a net loss of $175 million and $64 million for the same period in fiscal 2018. The changes in net income are outlined in the following table.

	February 28, 2019 net income compared to:
	Three months ended		Six months ended
(millions of Canadian dollars)	November 30, 2018	February 28, 2018 (restated)(1)	February 28, 2018 (restated)(1)
Increased (decreased) operating income before restructuring costs and amortization(2)	4	66	131
Decreased (increased) restructuring costs	1	417	416
Increased amortization	(1)	(9)	(11)
Change in net other costs and revenue(3)	(30)	(23)	(36)
Decreased (increased) income taxes	(6)	(121)	(101)
Increased income from discontinued operations, net of tax	—	—	6

	(32)	330	405

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(3)

Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income

Restructuring costs in the second quarter of fiscal 2018 of $417 million related to the TBT initiative. The costs related mainly to severance and other employee costs attributable to the group of eligible employees who accepted the VDP package during the period, as well as other costs directly associated with the TBT initiative.

Shaw Communications Inc.

Outlook

The Company confirms that it remains on track to meet its fiscal 2019 guidance, which includes consolidated operating income before restructuring costs and amortization growing 4% to 6% over fiscal 2018; capital investments of approximately $1.2 billion; and free cash flow in excess of $500 million. The expected growth rate of 4% to 6% in consolidated operating income before restructuring costs and amortization is based on adjusted fiscal 2018 results that include the impact of IFRS 15. The Company’s guidance includes assumptions related to cost savings that will be achieved through TBT initiatives (specifically the VDP savings) that are expected to amount to a combined $140 million in fiscal 2019 (approximately $85 million attributed to operating expenses and approximately $55 million attributed to capital expenditures).

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	2019	2018 (restated)(1)
Operating income from continuing operations	285	(188)	567	32
Add back (deduct):
Restructuring costs	—	417	1	417
Amortization:
Deferred equipment revenue	(5)	(8)	(11)	(17)
Deferred equipment costs	21	28	45	58
Property, plant and equipment, intangibles and other	248	234	492	473

Operating income before restructuring costs and amortization	549	483	1,094	963

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended February 28,			Six months ended February 28,
	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Wireline	46.4%	43.6%	6.4	46.3%	42.6%	8.7
Wireless	21.1%	6.8%	>100.0	18.7%	11.7%	59.8

Combined Wireline and Wireless	41.7%	36.3%	14.9	41.0%	37.4%	9.6

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2019	2018	2019	2018
Loss from discontinued operations, net of tax	—	—	—	—
Add back (deduct):
Loss on divestiture, net of tax	—	—	—	(6)

Loss from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	—	—	(6)

Shaw Communications Inc.

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Revenue
Consumer	923	926	(0.3)	1,859	1,861	(0.1)
Business	148	140	5.7	295	280	5.4

Wireline	1,071	1,066	0.5	2,154	2,141	0.6
Service	169	134	26.1	336	261	28.7
Equipment	78	130	(40.0)	184	174	5.7

Wireless	247	264	(6.4)	520	435	19.5

	1,318	1,330	(0.9)	2,674	2,576	3.8
Intersegment eliminations	(2)	(1)	100.0	(3)	(2)	50.0

	1,316	1,329	(1.0)	2,671	2,574	3.8

Operating income before restructuring costs and amortization(2)
Wireline	497	465	6.9	997	912	9.3
Wireless	52	18	>100.0	97	51	90.2

	549	483	13.7	1,094	963	13.6

Capital expenditures and equipment costs (net):(3)
Wireline	195	225	(13.3)	400	448	(10.7)
Wireless	84	56	50.0	150	173	(13.3)

	279	281	(0.7)	550	621	(11.4)

Free cash flow before the following	270	202	33.7	544	342	59.1
Less:
Interest	(68)	(63)	7.9	(130)	(123)	5.7
Cash taxes	(50)	(43)	16.3	(100)	(87)	14.9
Other adjustments:
Dividends from equity accounted associates	5	23	(78.3)	5	46	(89.1)
Non-cash share-based compensation	1	1	—	2	2	—
Pension adjustment	3	4	(25.0)	6	8	(25.0)
Customer equipment financing	1	2	(50.0)	1	3	(66.7)
Preferred share dividends	(2)	(2)	—	(4)	(4)	—

Free cash flow	160	124	29.0	324	187	73.3

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(3)	Per Note 3 to the unaudited interim Consolidated Financial Statements

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Consumer	923	926	(0.3)	1,859	1,861	(0.1)
Business	148	140	5.7	295	280	5.4

Wireline revenue	1,071	1,066	0.5	2,154	2,141	0.6
Operating income before restructuring costs and amortization(2)	497	465	6.9	997	912	9.3

Operating margin(2)	46.4%	43.6%	6.4	46.3%	42.6%	8.7

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”

In the second quarter of fiscal 2019, Wireline RGUs decreased by 44,630 compared to a 25,635 RGU loss in the second quarter of fiscal 2018. The current quarter includes growth in Consumer Internet RGUs of 11,105 whereas the mature products within the Consumer division, Video, Satellite and Phone, continued to decline.

Revenue highlights include:

•

Consumer revenue for the second quarter of fiscal 2019 decreased slightly, by $3 million or 0.3%, compared to the second quarter of fiscal 2018 as additional revenue generated by annual rate adjustments and incremental Internet RGUs was fully offset by reductions to Video and Phone RGUs.

•	As compared to the first quarter of fiscal 2019, the current quarter revenue decreased by $13 million or 1.4%, primarily due to the reduction in Video and Phone RGUs.

•

Business revenue of $148 million for the second quarter of fiscal 2019 was up $8 million or 5.7% over the second quarter of fiscal 2018. Growth was led by the continued success of selling the SmartSuite of products, specifically SmartVoice and SmartWiFi, as well as the impact of annual rate adjustments.

•	As compared to the first quarter of fiscal 2019, the current quarter revenue increased $1 million or 0.7%, primarily due to Phone RGU gains.

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization for the second quarter of fiscal 2019 of $497 million was up 6.9% or $32 million from $465 million in the second quarter of fiscal 2018. The increase related primarily to higher revenues in Business and lower operating costs driven by VDP-related reductions of approximately $27 million and decreased programming costs.

•

As compared to the first quarter of fiscal 2019, Wireline operating income before restructuring costs and amortization for the current quarter decreased by $3 million driven primarily by lower Consumer revenue as a result of RGU losses partially offset by lower operating costs including lower planned marketing costs related to sponsorships.

Shaw Communications Inc.

Wireless

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Service	169	134	26.1	336	261	28.7
Equipment and other	78	130	(40.0)	184	174	5.7

Wireless revenue	247	264	(6.4)	520	435	19.5
Operating income before restructuring costs and amortization(2)	52	18	>100.0	97	51	90.2

Operating margin(2)	21.1%	6.8%	>100.0	18.7%	11.7%	59.8

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”

The Wireless division added 47,783 RGUs in the second quarter of fiscal 2019 as compared to 89,702 RGUs gained in the second quarter of fiscal 2018. The continued increase in the postpaid customer base reflects customer demand for premium smartphones combined with affordable device pricing and packaging options. The decrease in the prepaid customer base reflects migrations to higher value postpaid plans as well as an increasingly competitive environment targeting the prepaid segment. Wireless postpaid churn of 1.36% represents a 30 basis point improvement from 1.66% in the second quarter of fiscal 2018 due to significant and ongoing enhancements to the network and customer experience.

Revenue highlights include:

•

Revenue of $247 million for the second quarter of fiscal 2019 decreased $17 million or 6.4% over the second quarter of fiscal 2018. The decrease in revenue was driven primarily by a year-over-year decrease in equipment revenue of $52 million or 40% as the comparable period included record subscriber performance, the majority of whom purchased a device through Freedom Mobile. This decrease was partially offset by an increase in service revenue which grew by 26.1% as a result of increased postpaid RGUs and improved ABPU of $41.34 and ARPU of $37.58 as compared to $38.44 and $36.30, respectively, in the second quarter of fiscal 2018.

•

As compared to the first quarter of fiscal 2019, the current quarter revenue decreased $26 million or 9.5%, ABPU decreased by $0.65 or 1.6% (ABPU of $41.99 in the first quarter of fiscal 2019), and ARPU decreased by $1.06 or 2.7% (ARPU of $38.64 in the first quarter of fiscal 2019). The quarter-over-quarter decline in both ABPU and ARPU was driven primarily by our increased promotional activity in the current quarter.

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization of $52 million for the second quarter of fiscal 2019 improved by $34 million over the second quarter of fiscal 2018. The improvements were driven primarily by increased subscribers at higher ABPU/ARPU combined with lower distribution and handset costs associated with loading fewer new customers in the current quarter compared to a year ago.

•	As compared to the first quarter of fiscal 2019, operating income before restructuring costs and amortization for the current quarter increased $7 million or 15.6%.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Wireline
New housing development	33	29	13.8	63	58	8.6
Success-based	57	63	(9.5)	126	143	(11.9)
Upgrades and enhancements	93	104	(10.6)	158	197	(19.8)
Replacement	6	6	—	11	13	(15.4)
Building and other	6	23	(73.9)	42	37	13.5

Total as per Note 3 to the unaudited interim consolidated financial statements	195	225	(13.3)	400	448	(10.7)

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	84	56	50.0	150	173	(13.3)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	279	281	(0.7)	550	621	(11.4)

(1)	Fiscal 2018 reported figures have been restated as a result of a change in accounting policy. See “Accounting Standards”

In the second quarter of fiscal 2019, capital investment was $279 million, comparable to the prior year period. Lower Wireline spend of $30 million was almost fully offset by an increase in Wireless spend.

Wireline highlights include:

•

Success-based capital for the quarter of $57 million was $6 million lower than in the second quarter of fiscal 2018. The decrease was driven primarily by lower Video activations in the current quarter.

•

For the quarter, investment in combined upgrades, enhancements and replacement categories was $99 million, an $11 million or 10% decrease over the prior year driven by lower planned Wireline spend on system network infrastructure.

•

Investments in buildings and other in the amount of $6 million was $17 million lower year-over-year primarily related to costs associated with back-office system upgrades and other corporate related costs incurred in the comparable period.

Wireless highlights include:

•

Capital investment of $84 million in the second quarter increased relative to the second quarter of fiscal 2018 primarily due to the timing of expenditures. In fiscal 2019 there will be a continued focus on investment in the Wireless network and infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as retail expansion in new and existing markets and enhancements to the back-office systems. Network expansion related investment and the deployment of our 700 MHz spectrum is planned to increase over the coming quarter and for the remainder of fiscal 2019.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (3)	Net income (loss) from continuing operations attributable to equity shareholders	Net income (loss) attributable to equity shareholders	Net income (loss)(4)	Basic and Diluted earnings (loss) per share from continuing operations	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2019
Second	1,316	549	155	155	155	0.30	0.30
First	1,355	545	187	187	187	0.36	0.36
2018
Fourth(1)	1,326	555	194	194	194	0.38	0.38
Third(1)	1,289	538	(99)	(99)	(99)	(0.20)	(0.20)
Second(1)	1,329	483	(175)	(175)	(175)	(0.35)	(0.35)
First(1)	1,245	480	117	111	111	0.23	0.23
2017
Fourth(2)	1,244	479	149	481	481	0.30	0.97
Third(2)	1,216	511	164	133	133	0.33	0.27

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.
(2)	Amounts calculated on a basis consistent with the Company’s previous accounting policies prior to adopting IFRS 15 and a change in accounting policy.
(3)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(4)	Net income attributable to both equity shareholders and non-controlling interests

F19 Q2 vs F19 Q1	In the second quarter of fiscal 2019, net income decreased $32 million compared to the first quarter of fiscal 2019 mainly due to a $20 million decrease in equity income related to the Company’s investment in Corus Entertainment Inc. (“Corus”) in the quarter and higher income taxes.

F19 Q1 vs F18 Q4	In the first quarter of fiscal 2019, net income decreased $7 million compared to the fourth quarter of fiscal 2018 mainly due to a $10 million decrease in operating income before restructuring costs and amortization and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licenses in the fourth quarter of fiscal 2018. These decreases were partially offset by a $10 million increase in equity income related to the Company’s investment in Corus in the quarter.

F18 Q4 vs F18 Q3	In the fourth quarter of fiscal 2018, net income improved by $293 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s investment in Corus recorded in the prior quarter.

F18 Q3 vs F18 Q2	In the third quarter of fiscal 2018, the net loss decreased $76 million compared to the second quarter of fiscal 2018 mainly due to a decrease in third quarter restructuring costs of $404 million and an increase in operating income before restructuring costs and amortization. The increase was partially offset by an impairment charge of $284 million related to the Company’s investment in Corus and higher income taxes.

Shaw Communications Inc.

F18 Q2 vs F18 Q1	In the second quarter of fiscal 2018, net income decreased $286 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the quarter related to the Company’s TBT initiative and composed primarily of the costs associated with the VDP, including severance and other employee related costs. The decrease was partially offset by increased wireless revenues of $93 million.

F18 Q1 vs F17 Q4	In the first quarter of fiscal 2018, net income decreased $370 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as an $11 million non-operating provision recovery in the prior quarter.

F17 Q4 vs F17 Q3	In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. Net other costs and revenue changed primarily due to a $14 million decrease in income from an equity accounted associate and an $11 million provision reversal related to the wind down of shomi in the quarter.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the three- and six-month period ended February 28, 2019, the category included $nil and $1 million respectively in restructuring charges related to the Company’s TBT initiative for a total of $447 million since the beginning of the program in March 2018.

As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees. The costs related to this program make up the majority of the restructuring costs recorded in the prior year; however, in the first quarter of fiscal 2019, further organizational changes in the execution of TBT resulted in additional restructuring costs of $1 million.

In the second quarter of fiscal 2019, approximately 200 employees exited the Company, bringing the total number of employees who have departed under the VDP to over 1,700 employees. This led to operating cost savings of approximately $27 million and capital cost savings of approximately $6 million in the quarter.

Shaw Communications Inc.

Amortization

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Amortization revenue (expense)
Deferred equipment revenue	5	8	(37.5)	11	17	(35.3)
Deferred equipment costs	(21)	(28)	(25.0)	(45)	(58)	(22.4)
Property, plant and equipment, intangibles and other	(248)	(234)	6.0	(492)	(473)	4.0

(1)	Fiscal 2018 reported figures have been restated as a result of a change in accounting policy. See “Accounting Standards”

Amortization of property, plant and equipment, intangibles and other increased 6.0% and 4.0% for the three and six months ended February 28, 2019, over the comparable period due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018	Change %	2019	2018	Change %
Amortization of financing costs – long-term debt	—	1	(100.0)	1	2	(50.0)
Interest expense	68	63	7.9	130	124	4.8

Interest expense for the three- and six-month period ended February 28, 2019, was higher than the comparable period primarily due to higher average outstanding debt balances in the current year. See note 9 of the unaudited interim consolidated financial statements for further detail.

Equity income of an associate or joint venture

For the three- and six-month period ended February 28, 2019, the Company recorded equity income of $3 million and $26 million, respectively, related to its interest in Corus, compared to equity income of $16 million and $46 million for the comparable period.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Income taxes

Income taxes are higher in the quarter compared to the second quarter of fiscal 2018 mainly due to the increase in net income in the current quarter.

Shaw Communications Inc.

Financial position

Total assets were $15.5 billion at February 28, 2019, compared to $14.4 billion at August 31, 2018. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2018.

Current assets increased $1.0 billion due to increases in cash of $904 million, accounts receivable of $23 million, inventories of $13 million, other current assets of $59 million, and current portion of contract assets of $15 million. Cash increased primarily due to the issuance of $1 billion of senior notes that netted proceeds of $993 million, as well as funds provided by continuing operations. This was partially offset by cash outlays for investing activities.

Other current assets increased over the period mainly due to a significant increase in Wireless subscribers participating in the Company’s MyTab Boost, a plan that allows customers to pay less for their handset upfront if they pay a predetermined incremental amount on a monthly basis. This increase continues to be driven by growth in handset sales.

The current portion of contract assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Investments and other assets increased by $16 million due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment increased $45 million due to capital investments in excess of amortization.

Current liabilities increased $1.2 billion during the period primarily due to an increase in the current portion of long-term debt of $1.25 billion due to the reclassification of a $1.25 billion senior note coming due in October 2019, partially offset by decreases in accounts payable and accrued liabilities of $39 million, provisions of $11 million, income taxes payable of $19 million and current portion of contract liabilities of $8 million. Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. The decrease in current provisions was mainly due to the payment of restructuring costs related to the TBT. In connection with the VDP, the Company recorded a total of $447 million in restructuring charges in fiscal 2018 and 2019 primarily related to severance and other related costs, of which $252 million has been paid, $170 million is included in current provisions and $25 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments, partially offset by the current period provision.

Long-term debt decreased $255 million primarily due to the change in classification of the $1.25 billion senior note to current, as noted above, partially offset by the issuance of $1 billion in senior notes, with $500 million due in 2023 and $500 million due in 2028.

Shareholders’ equity increased $159 million mainly due to an increase in share capital of $133 million, retained earnings of $34 million, and accumulated other comprehensive income of $6 million. Share capital increased due to the issuance of 5,411,548 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). Retained earnings increased due to current year income of $341 million partially offset by dividends of $200 million.

As at March 31, 2019, there were 490,527,515 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,372,064 Class A Shares issued and outstanding. As at March 31, 2019, 8,759,635 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on

Shaw Communications Inc.

the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the six-month period ended February 28, 2019, the Company generated $324 million of free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $23 million and cash on hand to pay common share dividends of $195 million, fund the net working capital change of $101 million, and pay restructuring costs of $80 million. The Company also received $993 million net proceeds from a senior note issuance in the period, the majority of which is currently invested in either short term deposit or high-interest bank accounts.

Debt structure and financial policy

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028. The funds will be used for general corporate purposes which may include the repayment of indebtedness. On November 21, 2018, the Company amended the terms of its $1.5 billion bank credit facility to extend the maturity date to December 2023. The facility can be used for working capital and general corporate purposes, including to issue letters of credit.

As at February 28, 2019, the Company had $1.3 billion of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $107 million during the six-month period ending February 28, 2019.

The Company has established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at February 28, 2019, the proceeds of the sales were committed up to a maximum of $100 million (with $40 million currently drawn under the program). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at February 28, 2019, the net debt leverage ratio for the Company was 1.9x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares in the event that pricing levels were to drop precipitously.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	February 28, 2019		August 31, 2018 restated(3)
Short-term borrowings	40		40
Current portion of long-term debt	1,251		1
Long-term debt	4,055		4,310
50% of outstanding preferred shares	147		147
Cash	(1,288)		(384)

(A) Net debt(2)	4,205		4,114

Operating income before restructuring costs and amortization	2,187		2,056
Corus dividends	51		92

(B) Adjusted operating income before restructuring costs and amortization(2)	2,238		2,148

(A/B) Net debt leverage ratio	1.9	x	1.9	x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

(3)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

As at February 28, 2019, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2023.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

On December 4, 2018, the Company entered into new unsecured letter of credit facilities, under which letters of credit were issued in favour of and filed with Innovation, Science and Economic Development Canada (“ISED”) to fulfill the pre-auction financial deposit requirement with respect to its application to participate in the 600 MHz spectrum auction that commenced on March 12, 2019. Under the terms of ISED’s 600 MHz auction, communications between bidders that would provide insights into bidding strategies, including references to preferred blocks, technologies or valuations are precluded until the public announcement of provisional licence winners by ISED. Disclosure of the precise amount of the letters of credit could be interpreted as a signal of bidding intentions.

Shaw Communications Inc.

Cash Flow from Operations

Operating Activities

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Funds flow from continuing operations	444	(49)	>100.0	883	318	>100.0
Net change in non-cash balances related to operations	(64)	253	>(100.0)	(168)	254	>(100.0)
Operating activities of discontinued operations	—	—	—	—	(2)	100.0

	380	204	86.3	715	570	25.4

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”

For the three months ended February 28, 2019, funds flow from operating activities increased over the comparable period in fiscal 2018 primarily due to an increase in net income from continuing operations. This was partially offset by a decrease in net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Decrease	2019	2018 (restated)(1)	Decrease
Cash flow used in investing activities	(203)	(291)	(88)	(626)	(642)	(16)

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflects a change in accounting policy. See “Accounting Standards”

For the three months ended February 28, 2019, the cash used in investing activities decreased over the comparable period in fiscal 2018 due primarily to lower net additions of property, plant and equipment and inventory during the current period.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2019	2018	2019	2018
Senior notes – net borrowings	—	10	1,000	10
Bank facility arrangement costs	—	—	(9)	—
Dividends	(99)	(96)	(199)	(194)
Issuance of Class B Non-Voting Shares	21	6	23	27

	(78)	(80)	815	(157)

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028, less transaction costs of $7 million. On November 21, 2018 the Company amended the terms of its $1.5 billion bank credit facility to extend the maturity date to December 2023 which resulted in $2 million in facility arrangement costs. (See “Liquidity and Capital Resources” for further detail).

Shaw Communications Inc.

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2018 and February 28, 2019.

Accounting standards

The MD&A included in the Company’s August 31, 2018 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2018. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

a)	New accounting standards

We adopted the following new accounting standards effective September 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

Shaw Communications Inc.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017. The accounting policies set out in note 2 have been applied in preparing the interim consolidated financial statements as at and for the three and six months ended February 28, 2019, the comparative information presented for the three and six months ended February 28, 2018, and for the consolidated statements of financial position as at September 1, 2017 and August 31, 2018.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•

Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•

Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in “Transition adjustments” below for the three and six months ended February 28, 2018, are as follows:

	Three months ended February 28, 2018				Six months ended February 28, 2018
		As	Effect of	Subsequent to	As	Effect of	Subsequent to
(millions of Canadian dollars)		reported	transition	transition	reported	transition	transition
Revenue	i.	1,355	(26)	1,329	2,604	(30)	2,574

Operating, general and administrative expenses	ii.	(854)	8	(846)	(1,622)	11	(1,611)
Other revenue (expense)		(2)	3	1	2	3	5
Income tax expense (recovery)		(53)	(6)	(59)	24	(7)	17
Net income from continuing operations		(164)	(9)	(173)	(50)	(9)	(59)

Shaw Communications Inc.

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

The effect of transition to IFRS 15 on our disaggregated revenues for the three and six months ended February 28, 2018 are as follows:

	Three months ended February 28, 2018			Six months ended February 28, 2018
	As	Effect of	Subsequent to	As	Effect of	Subsequent to
(millions of Canadian dollars)	reported	transition	transition	reported	transition	transition
Services
Wireline - Consumer	926	—	926	1,861	—	1,861
Wireline - Business	140	—	140	280	—	280
Wireless	142	(8)	134	273	(12)	261

	1,208	(8)	1,200	2,414	(12)	2,402

Equipment and other
Wireless	148	(18)	130	192	(18)	174

	148	(18)	130	192	(18)	174

Intersegment eliminations	(1)	—	(1)	(2)	—	(2)

Total revenue	1,355	(26)	1,329	2,604	(30)	2,574

For the year ended August 31, 2018, the total effect of transition on revenue was a decrease of $50 million. Additional details on the full impact of IFRS 15 on fiscal 2018 results can be found under Note 2 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018.

Shaw Communications Inc.

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Financial Position as disclosed in “Transition adjustments” below as at September 1, 2017 and August 31, 2018 are as follows:

	As at September 1, 2017				As at August 31, 2018
		As	Effect of	Subsequent to	As	Effect of	Subsequent to
(millions of Canadian dollars)		reported	transition	transition	reported	transition	transition
Current portion of contract assets	i.	—	15	15	—	59	59
Other current assets	ii.	155	24	179	286	(13)	273
Contract assets	i.	—	44	44	—	76	76
Other long-term assets	ii.	255	(39)	216	300	(102)	198
Accounts payable and accrued liabilities	i.	913	(4)	909	971	(1)	970
Unearned revenue	i.	211	(211)	—	221	(221)	—
Current portion of contract liabilities	i.	—	214	214	—	226	226
Deferred credits	i.	490	(21)	469	460	(18)	442
Deferred income tax liabilities	ii.	1,858	5	1,863	1,894	(6)	1,888
Contract liabilities	i.	—	21	21	—	18	18
Shareholders’ equity		6,154	40	6,194	5,957	22	5,979

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to “Transition adjustments” below for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

•

IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in “Transition adjustments” below.

Shaw Communications Inc.

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL

•

Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•

Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not

Shaw Communications Inc.

designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

b)	Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

This new standard is described in our 2018 consolidated financial statements. We continue to assess the impact of this standard on our consolidated financial statements and we are progressing with the implementation of this standard. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of this standard that was included in our 2018 financial statements. We intend to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 annual audited consolidated financial statements.

c)	Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to “Transition adjustments” below for the impact of this change of accounting policy on previously reported Consolidated Statements of Financial Position, Consolidated Statements of Income and Consolidated Statements of Cash Flows.

Shaw Communications Inc.

d)	Transition adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statements of Income for the three and six months ended February 28, 2018.

	Three months ended February 28, 2018				Six months ended February 28, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
Revenue	1,355	(26)	—	1,329	2,604	(30)	—	2,574
Operating, general and administrative expenses	(854)	8	—	(846)	(1,622)	11	—	(1,611)
Restructuring costs	(417)	—	—	(417)	(417)	—	—	(417)
Amortization:				—				—
Deferred equipment revenue	8	—	—	8	17	—	—	17
Deferred equipment costs	(28)	—	—	(28)	(58)	—	—	(58)
Property, plant and equipment, intangibles and other	(231)	—	(3)	(234)	(466)	—	(7)	(473)

Operating income from continuing operations	(167)	(18)	(3)	(188)	58	(19)	(7)	32
Amortization of financing costs – long-term debt	(1)	—	—	(1)	(2)	—	—	(2)
Interest expense	(63)	—	—	(63)	(124)	—	—	(124)
Equity income of an associate or joint venture	16	—	—	16	46	—	—	46
Other revenue (expense)	(2)	3	—	1	2	3	—	5

Income from continuing operations before income taxes	(217)	(15)	(3)	(235)	(20)	(16)	(7)	(43)
Current income tax expense	42	—	—	42	78	—	—	78
Deferred income tax expense	(95)	(6)	(1)	(102)	(54)	(7)	(2)	(63)

Net income from continuing operations	(164)	(9)	(2)	(175)	(44)	(9)	(5)	(58)
Loss from discontinued operations, net of tax	—	—	—	—	(6)	—	—	(6)

Net income	(164)	(9)	(2)	(175)	(50)	(9)	(5)	(64)

Net income from continuing operations attributable to:
Equity shareholders	(164)	(9)	(2)	(175)	(44)	(9)	(5)	(58)

Loss from discontinued operations attributable to:
Equity shareholders	—	—	—	—	(6)	—	—	(6)

Basic earnings (loss) per share
Continuing operations	(0.33)	—	—	(0.35)	(0.10)	—	—	(0.12)
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	(0.33)	—	—	(0.35)	(0.11)	—	—	(0.13)

Diluted earnings (loss) per share
Continuing operations	(0.33)	—	—	(0.35)	(0.10)	—	—	(0.12)
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	(0.33)	—	—	(0.35)	(0.11)	—	—	(0.13)

Shaw Communications Inc.

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at September 1, 2017 and August 31, 2018.

	As at September 1, 2017				As at August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	507	—	—	507	384	—	—	384
Accounts receivable	286	—	—	286	255	—	(2)	253
Inventories	109	—	(50)	59	101	—	(40)	61
Other current assets	155	24	—	179	286	(13)	—	273
Current portion of contract assets	—	15	—	15	—	59	—	59
Assets held for sale	61	—	—	61	—	—	—	—

	1,118	39	(50)	1,107	1,026	46	(42)	1,030
Investments and other assets	937	—	—	937	660	—	—	660
Property, plant and equipment	4,344	—	50	4,394	4,672	—	30	4,702
Other long-term assets	255	(39)	—	216	300	(102)	(1)	197
Deferred income tax assets	4	—	—	4	4	—	—	4
Intangibles	7,435	—	—	7,435	7,482	—	—	7,482
Goodwill	280	—	—	280	280	—	—	280
Contract assets	—	44	—	44	—	76	—	76

	14,373	44	—	14,417	14,424	20	(13)	14,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	—	—	—	—	40	—	—	40
Accounts payable and accrued liabilities	913	(4)	—	909	971	(1)	—	970
Provisions	76	—	—	76	245	—	—	245
Income taxes payable	151	—	—	151	133	—	—	133
Unearned revenue	211	(211)	—	—	221	(221)	—	—
Current portion of contract liabilities	—	214	—	214	—	226	—	226
Current portion of long-term debt	2	—	—	2	1	—	—	1
Liabilities held for sale	39	—	—	39	—	—	—	—

	1,392	(1)	—	1,391	1,611	4	—	1,615
Long-term debt	4,298	—	—	4,298	4,310	—	—	4,310
Other long-term liabilities	114	—	—	114	13	—	—	13
Provisions	67	—	—	67	179	—	—	179
Deferred credits	490	(21)	—	469	460	(18)	—	442
Contract liabilities	—	21	—	21	—	18	—	18
Deferred income tax liabilities	1,858	5	—	1,863	1,894	(7)	(3)	1,884

	8,219	4	—	8,223	8,467	(3)	(3)	8,461
Shareholders’ equity
Common and preferred shareholders	6,153	40	—	6,193	5,956	22	(9)	5,969
Non-controlling interests in subsidiaries	1	—	—	1	1	—	—	1

	6,154	40	—	6,194	5,957	22	(9)	5,970

	14,373	44	—	14,417	14,424	19	(12)	14,431

Shaw Communications Inc.

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Cash Flows for the three and six months ended February 28, 2018.

	Three months ended February 28, 2018				Six months ended February 28, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
OPERATING ACTIVITIES
Funds flow from continuing operations	(26)	(23)	—	(49)	358	(40)	—	318
Net change in non-cash balances related to continuing operations	229	23	1	253	212	40	2	254
Operating activities of discontinued operations	—	—	—	—	(2)	—	—	(2)

	203	—	1	204	568	—	2	570

INVESTING ACTIVITIES
Additions to property, plant and equipment	(270)	—	7	(263)	(602)	—	20	(582)
Additions to equipment costs (net)	(10)	—	—	(10)	(26)	—	—	(26)
Additions to other intangibles	(21)	—	—	(21)	(56)	—	—	(56)
Net additions (reductions) to inventories	(9)	—	(8)	(17)	(24)	—	(22)	(46)
Proceeds on sale of discontinued operations, net of cash sold	—	—	—	—	18	—	—	18
Net additions to investments and other assets	19	—	—	19	42	—	—	42
Proceeds on disposal of property, plant and equipment	1	—	—	1	8	—	—	8

	(290)	—	(1)	(291)	(640)	—	(2)	(642)

FINANCING ACTIVITIES
Increase in long-term debt	10	—	—	10	10			10
Issue of Class B Non-Voting Shares	6	—	—	6	27	—	—	27
Dividends paid on Class A Shares and Class B Non-Voting Shares	(94)	—	—	(94)	(190)	—	—	(190)
Dividends paid on Preferred Shares	(2)	—	—	(2)	(4)	—	—	(4)

	(80)	—	—	(80)	(157)	—	—	(157)

Increase (decrease) in cash	(167)	—	—	(167)	(229)	—	—	(229)
Cash, beginning of the period	445	—	—	445	507	—	—	507

Cash of continuing operations, end of the period	278	—	—	278	278	—	—	278

Shaw Communications Inc.

Related party transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2018 under “Related Party Transactions” and under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018. There has been no material change in the Company’s transactions with related parties between August 31, 2018 and February 28, 2019.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2018 and February 28, 2019. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2018 and the section entitled “Financial Instruments” under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (“ICFR”), are discussed in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2018 under “Certification.” Other than the items described below, there have been no changes in the Company’s ICFR this quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

On September 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers and implemented a new revenue recognition accounting system that enabled it to comply with the IFRS 15 requirements. As a result, significant additions and modifications have been made to the Company’s ICFR for the Wireless segment. Notably, the Company has:

•	updated its policies and procedures related to how revenue is recognized;

•	implemented controls surrounding the recently implemented revenue recognition system to ensure the inputs, processes, and outputs are accurate; and

•	implemented controls designed to address risks associated with the five-step revenue recognition model.

On December 4, 2018, the Company implemented a new Enterprise Resource Planning (“ERP”) system for its Wireline operations that comprises both accounting and supply chain modules. In connection with the implementation, the Company updated its ICFR, as necessary, to accommodate related changes to its business processes and accounting procedures. Management will continue to monitor the effectiveness of these processes going forward.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2018 under “Known Events, Trends, Risks and Uncertainties”.

Shaw Communications Inc.

Government regulations and regulatory developments

See our MD&A for the year ended August 31, 2018 for a discussion of the significant regulations that affected our operations as at November 28, 2018. The following is a list of the significant regulatory developments since that date.

Lower-Cost Data Only Plans

In Telecom Decision CRTC 2018-97, the Canadian Radio-television and Telecommunications Commission (“CRTC”) acknowledged the Government’s concerns about wireless affordability at the lower end of the market, particularly for data-only packages, and found that it was unclear whether the market could be relied on to deliver lower-cost data only plans. Accordingly, the CRTC launched a new consultation to investigate the availability and pricing of data-only packages, including whether wireless carriers should be required to offer low-cost data-only packages. In December 2018, the CRTC determined that it would refrain from mandating specific low-cost data-only plans instead opting to direct the three incumbent national wireless carriers to make available proposed low-cost data-only plans and to keep those plans in the market at least until a decision is issued in the review of mobile wireless services scheduled to commence in early 2019.

ISED Consultation on Service Areas

At the end of 2018, ISED initiated a consultation on a new set of smaller service areas for spectrum licensing (Tier 5) to complement ISED’s existing suite of spectrum licensing mechanisms, noting that a smaller licensing area option would encourage additional access to spectrum within rural areas.

Copyright

Bill C-86, the Budget Implementation Act (“BIA”) received Royal Assent on December 17, 2018 and contains several amendments to the Copyright Act which came into force on April 1, 2019. The amendments create the potential for increased fees as well as risk of copyright infringement. The BIA will eliminate the Act’s mandatory tariff-setting regime for SOCAN tariffs (public performance of works) by the Copyright Board, providing SOCAN the option of negotiating payments on a user-by-user basis through direct licensing. A direct licensing approach, if undertaken by SOCAN, could increase royalty rates as well as the transactional costs associated with negotiating rates. The BIA also potentially increases risk of claims (and associated liability) in connection with unrepresented repertoire, by removing a provision that prevented infringement proceedings by unrepresented rightsholders in situations where no tariff is filed.

On December 18, 2018, the Copyright Board released a rate decision for the Distant Signal Retransmission Tariff for the past tariff period of 2014-2018, inclusive, without written reasons. The decision introduced a rate increase over the last year of the previous tariff period, from $0.98 per subscriber/month to an average of $1.14 over the tariff period, with a 2018 rate of $1.17. In the last quarter, the Company incurred retroactive costs of $7.4 million related to higher rates than expected for the retransmission tariffs related to the period of 2014 to 2018. An interim tariff for 2019 is now in effect, based on the 2018 rate set out in the December 18, 2018 decision. On January 18, 2019, the Collectives and Objectors each filed a Notice of Application for judicial review with the Federal Court of Appeal (FCA), and a request for an adjournment pending the issuance of the Board’s written reasons for the rate decision, which request has been granted. This preserves the rights of both sides to file for judicial review when the Copyright Board’s reasons are issued. If, following the Copyright Board’s reasons, any Collective or Objector chooses to resume the judicial review of the Board’s decision, such a review could result in increased royalty rates pursuant to any redetermination of the rates by the Board.

Shaw Communications Inc.

New Government Policy Direction to CRTC Regarding Telecommunications

On March 9, 2019, the Government published a proposed Policy Direction in the Canada Gazette with respect to the CRTC’s oversight of telecommunications regulation. The Telecommunications Act provides authority for the Government to issue directions of general application to the CRTC on broad policy matters and are intended to lay out the Government’s priorities for telecommunications. In 2006, the Government issued such a Policy Direction directing the CRTC, in exercising its power and performing its duties under the Telecommunications Act, to implement Canada’s telecommunications policy objectives in a manner that includes maximum reliance on market forces, efficient and proportionate regulation, and the adoption of practices that incent investment in and the construction of competing telecommunications network facilities. The new proposed Policy Direction directs the CRTC to consider how measures can promote all forms of competition as well as affordability, consumer interests and innovation. It is intended to co-exist with, and complement, the existing 2006 Policy Direction. Shaw and other parties will be able to comment on, and propose changes to, the proposed Policy Direction on April 8th, and it is expected to come into force by the summer of 2019. Once implemented, the Policy Direction will apply to all telecommunications regulatory measures, including those affecting our Consumer and Business internet and phone services, our wholesale telecommunications services, and our Wireless services. The impact of the Policy Direction will depend on how the CRTC interprets it in the context of specific matters and proceedings.

CRTC Wireless Review

On February 28, 2019, the CRTC issued the Notice of Consultation for its anticipated review of the regulatory framework for mobile wireless services in Canada. The proceeding will include assessments of:

•	retail mobile wireless competition and whether any regulatory interventions in the retail market are required,

•	wholesale wireless regulation, with a focus on wholesale access for mobile virtual network operators (“MVNO”), and

•	whether there are barriers to the introduction of new technologies and any regulatory interventions required to support investment and competition.

The Notice conveys the CRTC’s preliminary view that it would be appropriate to mandate wholesale MVNO access to the networks of the national incumbents. The Notice includes a series of questions regarding the possible eligibility requirements and other terms and conditions of a possible mandated MVNO regime, among other topics. The CRTC’s determinations on these and other questions in the Notice could affect Shaw’s ability to compete in the mobile wireless market. The new proposed Policy Direction is expected to apply to this proceeding.

CRTC Report on Use of Misleading or Aggressive Sales Practices

On February 20th the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices. It found that a significant portion of Canadians are experiencing misleading or aggressive sales practices, across all sales channels, in connection with their purchase of telecommunications and broadcasting services. While the Report did not result in new rules or regulatory obligations, the Report’s findings could lead to new measures implemented in the context of current or future proceedings, which, if introduced, could negatively impact the Company’s revenues.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		August 31, 2018	September 1, 2017
(millions of Canadian dollars)	February 28, 2019	(restated, note 2)	(restated, note 2)
ASSETS
Current
Cash	1,288	384	507
Accounts receivable	276	253	286
Inventories	74	61	59
Other current assets [note 5]	332	273	179
Current portion of contract assets [note 4]	74	59	15
Assets held for sale	—	—	61

	2,044	1,030	1,107
Investments and other assets [notes 14 and 15]	676	660	937
Property, plant and equipment	4,747	4,702	4,394
Other long-term assets [note 14]	172	197	216
Deferred income tax assets	5	4	4
Intangibles	7,469	7,482	7,435
Goodwill	280	280	280
Contract assets [note 4]	71	76	44

	15,464	14,431	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	40	40	—
Accounts payable and accrued liabilities	931	970	909
Provisions [note 7]	234	245	76
Income taxes payable	114	133	151
Current portion of contract liabilities [note 4]	218	226	214
Current portion of long-term debt [notes 9 and 14]	1,251	1	2
Liabilities held for sale	—	—	39

	2,788	1,615	1,391
Long-term debt [notes 9 and 14]	4,055	4,310	4,298
Other long-term liabilities	21	13	114
Provisions [note 7]	96	179	67
Deferred credits	435	442	469
Contract liabilities [note 4]	16	18	21
Deferred income tax liabilities	1,924	1,884	1,863

	9,335	8,461	8,223
Shareholders’ equity [notes 10 and 12]
Common and preferred shareholders	6,128	5,969	6,193
Non-controlling interests in subsidiaries	1	1	1

	6,129	5,970	6,194

	15,464	14,431	14,417

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Revenue [notes 3 and 4]	1,316	1,329	2,671	2,574
Operating, general and administrative expenses [note 8]	(767)	(846)	(1,577)	(1,611)
Restructuring costs [notes 7 and 8]	—	(417)	(1)	(417)
Amortization:
Deferred equipment revenue	5	8	11	17
Deferred equipment costs	(21)	(28)	(45)	(58)
Property, plant and equipment, intangibles and other	(248)	(234)	(492)	(473)

Operating income (loss) from continuing operations	285	(188)	567	32
Amortization of financing costs – long-term debt	—	(1)	(1)	(2)
Interest expense	(68)	(63)	(130)	(124)
Equity income of an associate or joint venture [note 15]	3	16	26	46
Other gains	(4)	1	(5)	5

Income (loss) from continuing operations before income taxes	216	(235)	457	(43)
Current income tax expense [note 3]	42	42	77	78
Deferred income tax expense	19	(102)	39	(63)

Net income (loss) from continuing operations	155	(175)	341	(58)
Loss from discontinued operations, net of tax	—	—	—	(6)

Net income (loss)	155	(175)	341	(64)

Net income (loss) from continuing operations attributable to:
Equity shareholders	155	(175)	341	(58)

Loss from discontinued operations attributable to:
Equity shareholders	—	—	—	(6)

Basic earnings (loss) per share [note 11]
Continuing operations	0.30	(0.35)	0.66	(0.12)
Discontinued operations	—	—	—	(0.01)

	0.30	(0.35)	0.66	(0.13)

Diluted earnings (loss) per share [note 11]
Continuing operations	0.30	(0.35)	0.66	(0.12)
Discontinued operations	—	—	—	(0.01)

	0.30	(0.35)	0.66	(0.13)

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Net income (loss)	155	(175)	341	(64)

Other comprehensive income (loss) [note 12]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	(1)	1	3
Adjustment for hedged items recognized in the period	(1)	1	(1)	2
Share of other comprehensive income (loss) of associates	(7)	6	(6)	5

	(8)	6	(6)	10
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	(9)	74	—	63

	(17)	80	(6)	73

Comprehensive income (loss)	138	(95)	335	9

Comprehensive income (loss) attributable to:
Equity shareholders	138	(95)	335	9

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2019
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
September 1, 2018, as previously reported	4,349	27	1,619	(39)	5,956	1	5,957
Transition adjustments - IFRS 15 [note 2]	—	—	22	—	22	—	22

Restated balance at September 1, 2018	4,349	27	1,641	(39)	5,978	1	5,979
Change in accounting policy adjustments [note 2]	—	—	(9)	—	(9)	—	(9)

Restated balance as at September 1, 2018	4,349	27	1,632	(39)	5,969	1	5,970
Net income	—	—	341	—	341	—	341
Other comprehensive income	—	—	—	(6)	(6)	—	(6)

Comprehensive income	—	—	341	(6)	335	—	335
Dividends	—	—	(200)	—	(200)	—	(200)
Dividend reinvestment plan	107	—	(107)	—	—	—	—
Shares issued under stock option plan	26	(4)	—	—	22	—	22
Share-based compensation	—	2	—	—	2	—	2

Balance as at February 28, 2019	4,482	25	1,666	(45)	6,128	1	6,129

Six months ended February 28, 2018
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
September 1, 2017, as previously reported	4,090	30	2,164	(131)	6,153	1	6,154
Transition adjustments - IFRS 15 [note 2]	—	—	40	—	40	—	40

Restated balance as at September 1, 2017	4,090	30	2,204	(131)	6,193	1	6,194
Net income (loss) [restated, note 2]	—	—	(64)	—	(64)	—	(64)
Other comprehensive income	—	—	—	73	73	—	73

Comprehensive income (loss)	—	—	(64)	73	9	—	9
Dividends	—	—	(196)	—	(196)	—	(196)
Dividend reinvestment plan	106	—	(106)	—	—	—	—
Shares issued under stock option plan	31	(4)	—	—	27	—	27
Share-based compensation	—	2	—	—	2	—	2

Restated balance as at February 28, 2018	4,227	28	1,838	(58)	6,035	1	6,036

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
OPERATING ACTIVITIES
Funds flow from continuing operations [note 13]	444	(49)	883	318
Net change in non-cash balances related to continuing operations	(64)	253	(168)	254
Operating activities of discontinued operations	—	—	—	(2)

	380	204	715	570

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(220)	(263)	(556)	(582)
Additions to equipment costs (net) [note 3]	(10)	(10)	(19)	(26)
Additions to other intangibles [note 3]	(19)	(21)	(53)	(56)
Net (additions) reductions to inventories	30	(17)	(14)	(46)
Proceeds on sale of discontinued operations, net of cash sold	—	—	—	18
Net additions to investments and other assets	3	19	3	42
Proceeds on disposal of property, plant and equipment	13	1	13	8

	(203)	(291)	(626)	(642)

FINANCING ACTIVITIES
Increase in long-term debt	—	10	1,000	10
Bank facility arrangement costs	—	—	(9)	—
Issue of Class B Non-Voting Shares [note 10]	21	6	23	27
Dividends paid on Class A Shares and Class B Non-Voting Shares	(97)	(94)	(195)	(190)
Dividends paid on Preferred Shares	(2)	(2)	(4)	(4)

	(78)	(80)	815	(157)

Increase (decrease) in cash	99	(167)	904	(229)
Cash, beginning of the period	1,189	445	384	507

Cash of continuing operations, end of the period	1,288	278	1,288	278

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange (“TSXV”) and New York Stock Exchange (“NYSE”) (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE - SJR, and TSXV - SJR.A).

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three months ended February 28, 2019 were authorized for issue by the Audit Committee on April 8, 2019.

a)	Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2018 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2018.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

b)	New accounting standards

We adopted the following new accounting standards effective September 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017. The accounting policies set out in note 2 have been applied in preparing the interim consolidated financial statements as at and for the three and six months ended February 28, 2019, the comparative information presented for the three and six months ended February 28, 2018, and for the consolidated statements of financial position as at September 1, 2017 and August 31, 2018.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•

Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•

Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in note 2(f) - “Transition adjustments” for the three and six months ended February 28, 2018, are as follows:

		Three months ended February 28, 2018			Six months ended February 28, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Revenue	i.	1,355	(26)	1,329	2,604	(30)	2,574
Operating, general and administrative expenses	ii.	(854)	8	(846)	(1,622)	11	(1,611)
Other revenue (expense)		(2)	3	1	2	3	5
Income tax expense (recovery)		(53)	(6)	(59)	24	(7)	17
Net income from continuing operations		(164)	(9)	(173)	(50)	(9)	(59)

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

The effect of transition to IFRS 15 on our disaggregated revenues for the three and six months ended February 28, 2018, are as follows:

	Three months ended February 28, 2018			Six months ended February 28, 2018
(millions of Canadian dollars)	As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Services
Wireline - Consumer	926	—	926	1,861	—	1,861
Wireline - Business	140	—	140	280	—	280
Wireless	142	(8)	134	273	(12)	261

	1,208	(8)	1,200	2,414	(12)	2,402

Equipment and other
Wireless	148	(18)	130	192	(18)	174

	148	(18)	130	192	(18)	174

Intersegment eliminations	(1)	—	(1)	(2)	—	(2)

Total revenue	1,355	(26)	1,329	2,604	(30)	2,574

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Financial Position as disclosed in note 2(f) - “Transition adjustments” as at September 1, 2017 and August 31, 2018 are as follows:

		As at September 1, 2017			As at August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Current portion of contract assets	i.	—	15	15	—	59	59
Other current assets	ii.	155	24	179	286	(13)	273
Contract assets	i.	—	44	44	—	76	76
Other long-term assets	ii.	255	(39)	216	300	(102)	198
Accounts payable and accrued liabilities	i.	913	(4)	909	971	(1)	970
Unearned revenue	i.	211	(211)	—	221	(221)	—
Current portion of contract liabilities	i.	—	214	214	—	226	226
Deferred credits	i.	490	(21)	469	460	(18)	442
Deferred income tax liabilities	ii.	1,858	5	1,863	1,894	(6)	1,888
Contract liabilities	i.	—	21	21	—	18	18
Shareholders’ equity		6,154	40	6,194	5,957	22	5,979

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to note 2(f) “Transition adjustments” for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

•

IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in note 2(f) below.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL

•

Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•

Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

c)    Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncement is being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

This new standard is described in our 2018 consolidated financial statements. We continue to assess the impact of this standard on our consolidated financial statements and we are progressing with the implementation of this standard. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of this standard that was included in our 2018 financial statements. We intend to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 annual audited consolidated financial statements.

d)    Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed interim consolidated financial statements and the notes to the condensed interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to the Company’s consolidated financial statements for the year ended August 31, 2018 for further information regarding the Company’s discontinued operations.

e)    Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to note 2(f) - “Transition adjustments” below for the impact of this change of accounting policy on previously reported consolidated Statements of Financial Position, consolidated Statements of Income and consolidated Statements of Cash Flows.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

f)	Transition adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statements of Income for the three and six months ended February 28, 2018.

	Three months ended February 28, 2018				Six months ended February 28, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
Revenue	1,355	(26)	—	1,329	2,604	(30)	—	2,574
Operating, general and administrative expenses	(854)	8	—	(846)	(1,622)	11	—	(1,611)
Restructuring costs	(417)	—	—	(417)	(417)	—	—	(417)
Amortization:				—				—
Deferred equipment revenue	8	—	—	8	17	—	—	17
Deferred equipment costs	(28)	—	—	(28)	(58)	—	—	(58)
Property, plant and equipment, intangibles and other	(231)	—	(3)	(234)	(466)	—	(7)	(473)

Operating income from continuing operations	(167)	(18)	(3)	(188)	58	(19)	(7)	32
Amortization of financing costs – long-term debt	(1)	—	—	(1)	(2)	—	—	(2)
Interest expense	(63)	—	—	(63)	(124)	—	—	(124)
Equity income of an associate or joint venture	16	—	—	16	46	—	—	46
Other revenue (expense)	(2)	3	—	1	2	3	—	5

Income from continuing operations before income taxes	(217)	(15)	(3)	(235)	(20)	(16)	(7)	(43)
Current income tax expense	42	—	—	42	78	—	—	78
Deferred income tax expense	(95)	(6)	(1)	(102)	(54)	(7)	(2)	(63)

Net income from continuing operations	(164)	(9)	(2)	(175)	(44)	(9)	(5)	(58)
Loss from discontinued operations, net of tax	—	—	—	—	(6)	—	—	(6)

Net income	(164)	(9)	(2)	(175)	(50)	(9)	(5)	(64)

Net income from continuing operations attributable to:
Equity shareholders	(164)	(9)	(2)	(175)	(44)	(9)	(5)	(58)

Loss from discontinued operations attributable to:
Equity shareholders	—	—	—	—	(6)	—	—	(6)

Basic earnings (loss) per share
Continuing operations	(0.33)	—	—	(0.35)	(0.10)	—	—	(0.12)
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	(0.33)	—	—	(0.35)	(0.11)	—	—	(0.13)

Diluted earnings (loss) per share
Continuing operations	(0.33)	—	—	(0.35)	(0.10)	—	—	(0.12)
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	(0.33)	—	—	(0.35)	(0.11)	—	—	(0.13)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at September 1, 2017 and August 31, 2018.

	As at September 1, 2017				As at August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	507	—	—	507	384	—	—	384
Accounts receivable	286	—	—	286	255	—	(2)	253
Inventories	109	—	(50)	59	101	—	(40)	61
Other current assets	155	24	—	179	286	(13)	—	273
Current portion of contract assets	—	15	—	15	—	59	—	59
Assets held for sale	61	—	—	61	—	—	—	—

	1,118	39	(50)	1,107	1,026	46	(42)	1,030
Investments and other assets	937	—	—	937	660	—	—	660
Property, plant and equipment	4,344	—	50	4,394	4,672	—	30	4,702
Other long-term assets	255	(39)	—	216	300	(102)	(1)	197
Deferred income tax assets	4	—	—	4	4	—	—	4
Intangibles	7,435	—	—	7,435	7,482	—	—	7,482
Goodwill	280	—	—	280	280	—	—	280
Contract assets	—	44	—	44	—	76	—	76

	14,373	44	—	14,417	14,424	20	(13)	14,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	—	—	—	—	40	—	—	40
Accounts payable and accrued liabilities	913	(4)	—	909	971	(1)	—	970
Provisions	76	—	—	76	245	—	—	245
Income taxes payable	151	—	—	151	133	—	—	133
Unearned revenue	211	(211)	—	—	221	(221)	—	—
Current portion of contract liabilities	—	214	—	214	—	226	—	226
Current portion of long-term debt	2	—	—	2	1	—	—	1
Liabilities held for sale	39	—	—	39	—	—	—	—

	1,392	(1)	—	1,391	1,611	4	—	1,615
Long-term debt	4,298	—	—	4,298	4,310	—	—	4,310
Other long-term liabilities	114	—	—	114	13	—	—	13
Provisions	67	—	—	67	179	—	—	179
Deferred credits	490	(21)	—	469	460	(18)	—	442
Contract liabilities	—	21	—	21	—	18	—	18
Deferred income tax liabilities	1,858	5	—	1,863	1,894	(7)	(3)	1,884

	8,219	4	—	8,223	8,467	(3)	(3)	8,461
Shareholders’ equity
Common and preferred shareholders	6,153	40	—	6,193	5,956	22	(9)	5,969
Non-controlling interests in subsidiaries	1	—	—	1	1	—	—	1

	6,154	40	—	6,194	5,957	22	(9)	5,970

	14,373	44	—	14,417	14,424	19	(12)	14,431

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Cash Flows for the three and six months ended February 28, 2018.

	Three months ended February 28, 2018				Six months ended February 28, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
OPERATING ACTIVITIES
Funds flow from continuing operations	(26)	(23)	—	(49)	358	(40)	—	318
Net change in non-cash balances related to continuing operations	229	23	1	253	212	40	2	254
Operating activities of discontinued operations	—	—	—	—	(2)	—	—	(2)

	203	—	1	204	568	—	2	570

INVESTING ACTIVITIES
Additions to property, plant and equipment	(270)	—	7	(263)	(602)	—	20	(582)
Additions to equipment costs (net)	(10)	—	—	(10)	(26)	—	—	(26)
Additions to other intangibles	(21)	—	—	(21)	(56)	—	—	(56)
Net additions (reductions) to inventories	(9)	—	(8)	(17)	(24)	—	(22)	(46)
Proceeds on sale of discontinued operations, net of cash sold	—	—	—	—	18	—	—	18
Net additions to investments and other assets	19	—	—	19	42	—	—	42
Proceeds on disposal of property, plant and equipment	1	—	—	1	8	—	—	8

	(290)	—	(1)	(291)	(640)	—	(2)	(642)

FINANCING ACTIVITIES
Increase in long-term debt	10	—	—	10	10			10
Issue of Class B Non-Voting Shares	6	—	—	6	27	—	—	27
Dividends paid on Class A Shares and Class B Non-Voting Shares	(94)	—	—	(94)	(190)	—	—	(190)
Dividends paid on Preferred Shares	(2)	—	—	(2)	(4)	—	—	(4)

	(80)	—	—	(80)	(157)	—	—	(157)

Increase (decrease) in cash	(167)	—	—	(167)	(229)	—	—	(229)
Cash, beginning of the period	445	—	—	445	507	—	—	507

Cash of continuing operations, end of the period	278	—	—	278	278	—	—	278

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Chief Executive Officer, the President and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments which are comprised of Wireline and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended February 28,		Six months ended February 28,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Revenue
Wireline	1,071	1,066	2,154	2,141
Wireless	247	264	520	435

	1,318	1,330	2,674	2,576
Intersegment eliminations	(2)	(1)	(3)	(2)

	1,316	1,329	2,671	2,574

Operating income before restructuring costs and amortization
Wireline	497	465	997	912
Wireless	52	18	97	51

	549	483	1,094	963
Restructuring costs	—	(417)	(1)	(417)
Amortization	(264)	(254)	(526)	(514)

Operating income	285	(188)	567	32

Current taxes
Operating	35	43	70	87
Other/non-operating	7	(1)	7	(9)

	42	42	77	78

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended February 28,		Six months ended February 28,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Capital expenditures accrual basis
Wireline	185	213	380	418
Wireless	84	56	150	173

	269	269	530	591

Equipment costs (net of revenue)
Wireline	10	12	20	30

Capital expenditures and equipment costs (net)
Wireline	195	225	400	448
Wireless	84	56	150	173

	279	281	550	621

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	220	263	556	582
Additions to equipment costs (net)	10	10	19	26
Additions to other intangibles	19	21	53	56

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	249	294	628	664
Increase/decrease in working capital and other liabilities related to capital expenditures	43	(12)	(66)	(37)
Decrease in customer equipment financing receivables	–	1	1	2
Less: Proceeds on disposal of property, plant and equipment	(13)	(2)	(13)	(8)

Total capital expenditures and equipment costs (net) reported by segments	279	281	550	621

4.	REVENUE

Significant accounting policies

The Company records revenue from contracts with customers in accordance with the following five steps in IFRS 15:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) we satisfy a performance obligation.

Revenue for each performance obligation is recognized either over time (i.e. services) or at a point in time (i.e. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and recognized on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date and time elapsed.

For bundled arrangements (e.g. wireless handsets, and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized when we receive consideration in advance of the transfer of products or services to the customer. We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets

We defer the incremental cost to obtain or fulfill a contract with a customer over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives. We defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 24 or 36 consecutive months.

Use of estimates and judgments

The application of IFRS 15 requires Shaw to make judgments and estimates that affect the amount and timing of revenue from contracts with customers, including estimates of the stand-alone selling prices of wireless products and services, the identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts.

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the period.

	Contract	Contract
	Assets	Liabilities
Opening balance, as at September 1, 2018	135	244
Increase in contract assets from revenue recognized during the period	86	—
Contract assets transferred to trade receivables	(72)	—
Contract terminations transferred to trade receivables	(4)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(232)
Increase in contract liabilities during the period	—	222

Ending balance, as at February 28, 2019	145	234

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the six months ended February 28, 2019 and 2018. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Six months ended February 28,
	2019	2018
Opening balance, as at September 1, 2018	75	57
Additions to deferred commission cost assets	37	31
Amortization recognized on deferred commission cost assets	(31)	(24)

Ending balance, as at February 28, 2019	81	64

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	Three months ended February 28,		Six months ended February 28,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Services
Wireline - Consumer	923	926	1,859	1,861
Wireline - Business	148	140	295	280
Wireless	169	134	336	261

	1,240	1,200	2,490	2,402

Equipment and other
Wireless	78	130	184	174

	78	130	184	174

Intersegment eliminations	(2)	(1)	(3)	(2)

Total revenue	1,316	1,329	2,671	2,574

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at February 28, 2019.

	Within 1 year	Within 2 years	Total
Wireline	682	175	857
Wireless	318	127	445

Total	1,000	302	1,302

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	OTHER CURRENT ASSETS

	February 28, 2019 $	August 31, 2018 (restated, note 2) $
Prepaid expenses	122	104
Costs incurred to obtain or fulfill a contract with a customer(1)	53	48
Wireless handset receivables(2)	157	121

	332	273

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2018, these amounts relate to the current portion of wireless handset receivables.

6.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	February 28, 2019 $	August 31, 2018 $
Trade accounts receivable sold to buyer as security	436	429
Short-term borrowings from buyer	(40)	(40)

Over-collateralization	396	389

	Three months ended February 28,		Six months ended February 28,
	2019	2018	2019	2018
Accounts receivable securitization program, beginning of period	40	—	40	—
Proceeds received from accounts receivable securitization	—	—	—	—
Repayment of accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	40	—	40	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	PROVISIONS

	Asset retirement obligations $	Restructuring (1) $	Other $	Total $
Balance as at September 1, 2018	67	276	81	424
Additions	—	1	9	10
Accretion	4	—	—	4
Reversal	—	—	(2)	(2)
Payments	—	(80)	(26)	(106)

Balance as at February 28, 2019	71	197	62	330

Current	—	166	79	245
Long-term	67	110	2	179

Balance as at September 1, 2018	67	276	81	424

Current	—	172	62	234
Long-term	71	25	—	96

Balance as at February 28, 2019	71	197	62	330

(1)

During the second quarter of fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees and in the third and fourth quarters made additional changes to its organizational structure as part of a total business transformation initiative. A total of $77 has been paid in fiscal 2019. The remaining costs are expected to be paid out within the next 23 months.

8.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended February 28,		Six months ended February 28,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Employee salaries and benefits(1)	173	598	335	794
Purchase of goods and services	594	665	1,243	1,234

	767	1,263	1,578	2,028

(1)	For the three and six months ended February 28, 2019, employee salaries and benefits include nil (2018 - $402) and $1 (2018 - $402) in restructuring costs, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	LONG-TERM DEBT

		February 28, 2019			August 31, 2018
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs(1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs(1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
5.65% due October 1, 2019	5.69	1,249	1	1,250	1,248	2	1,250
5.50% due December 7, 2020	5.55	499	1	500	499	1	500
3.15% due February 19, 2021	3.17	299	1	300	299	1	300
3.80% due November 2, 2023	3.80	497	3	500	—	—	—
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	—	—	—
6.75% due November 9, 2039	6.89	1,420	30	1,450	1,419	31	1,450

		5,256	44	5,300	4,261	39	4,300

Other
Burrard Landing Lot 2 Holdings Partnership	Various	50	—	50	50	—	50

Total consolidated debt		5,306	44	5,350	4,311	39	4,350
Less current portion(2)		1,251	1	1,252	1	—	1

		4,055	43	4,098	4,310	39	4,349

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of senior notes due October 1, 2019 and the Burrard Landing loans.

On November 2, 2018, the Company issued $500 senior notes at a rate of 3.80% due November 2, 2023 and $500 senior notes at a rate of 4.40% due November 2, 2028.

On November 21, 2018, the Company amended the terms of its bank credit facility to extend the maturity date to December 2023.

On December 4, 2018, the Company entered into new unsecured letter of credit facilities, under which letters of credit were issued in favour of and filed with Innovation, Science and Economic Development Canada (“ISED”) to fulfill the pre-auction financial deposit requirement with respect to its application to participate in the 600 MHz spectrum auction to be held in March 2019. Under the terms of ISED’s 600 Mhz auction, communications between bidders that would provide insights into bidding strategies, including references to preferred blocks, technologies or valuations are precluded until the public announcement of provisional licence winners by ISED. Disclosure of the precise amount of the letters of credit could be interpreted as a signal of bidding intentions.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	SHARE CAPITAL

Changes in share capital during the year ended February 28, 2019 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2018	22,420,064	2	484,194,344	4,054	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	1,138,711	26	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	4,272,837	107	—	—	—	—
Class A conversions to Class B	(48,000)	—	48,000	—

February 28, 2019	22,372,064	2	489,653,892	4,187	10,012,393	245	1,987,607	48

11.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended February 28,		Six months ended February 28,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Numerator for basic and diluted earnings (loss) per share ($)
Net income (loss) from continuing operations	155	(175)	341	(58)
Deduct: dividends on Preferred Shares	(2)	(2)	(4)	(4)

Net income (loss) attributable to common shareholders from continuing operations	153	(177)	337	(62)
Loss from discontinued operations	—	—	—	(6)

Loss from discontinued operations attributable to common shareholders	—	—	—	(6)

Net income (loss) attributable to common shareholders	153	(177)	337	(68)

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	510	500	509	499
Effect of dilutive securities (1)	—	1	—	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	510	501	509	500

Basic earnings (loss) per share ($)
Continuing operations	0.30	(0.35)	0.66	(0.12)
Discontinued operations	—	—	—	(0.01)

Attributable to common shareholders	0.30	(0.35)	0.66	(0.13)

Diluted earnings (loss) per share ($)
Continuing operations	0.30	(0.35)	0.66	(0.12)
Discontinued operations	—	—	—	(0.01)

Attributable to common shareholders	0.30	(0.35)	0.66	(0.13)

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2019, 6,232,339 (2018 – 3,771,466) and 6,592,503 (2018 – 2,696,312) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2019 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	(1)	—	(1)
Share of other comprehensive income of associates	(6)	—	(6)

	(6)	—	(6)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	—	—	—

	(6)	—	(6)

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	4	(1)	3
Adjustment for hedged items recognized in the period	3	(1)	2
Share of other comprehensive income of associates	5	—	5

	12	(2)	10
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	86	(23)	63

	98	(25)	73

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2019	August 31, 2018
	$	$
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—
Share of other comprehensive income of associates	12	18

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(57)	(57)

	(45)	(39)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

13.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended February 28,		Six months ended February 28,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Net income from continuing operations	155	(175)	341	(58)
Adjustments to reconcile net income to funds flow from operations:
Amortization	264	255	527	516
Deferred income tax expense	19	(102)	39	(63)
Share-based compensation	1	1	2	2
Defined benefit pension plans	2	4	5	8
Equity income of an associate or joint venture	(3)	(16)	(26)	(46)
Net change in contract asset balances	—	(16)	(10)	(41)
Other	6	—	5	—

Funds flow from continuing operations	444	(49)	883	318

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2019	2018	2019	2018
Interest paid	24	28	111	117
Income taxes paid (net of refunds)	45	51	97	164
Interest received	2	1	3	2

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended February 28,		Six months ended February 28,
	2019	2018	2019	2018
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	54	54	107	106

14.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	February 28, 2019		August 31, 2018
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Liabilities
Long-term debt (including current portion)(1)	5,306	5,801	4,311	4,788

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

At February 28, 2019, the Company owned 80,630,383 (2018 – 80,630,383) Corus Class B shares having a market value of $484 (2018 - $645) and representing 38% (2018 – 39%) of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the six months ended February 28, 2019 was 38% (2018 – 39%). For the three and six months ended February 28, 2019, the Company received dividends of $5 (2018 - $23) and $5 (2018 - $46) from Corus, respectively.

	February 28, 2019	August 31, 2018
Current assets	529	508
Non-current assets	4,341	4,375
Current liabilities	(544)	(523)
Non-current liabilities	(2,615)	(2,683)

Net assets	1,711	1,677
Less: non-controlling interests	(151)	(154)

	1,560	1,523

Carrying amount of the investment less accumulated impairment losses	629	615

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

Summarized statement of earnings of Corus:

	Three months ended February 28,		Six months ended February 28,
	2019	2018	2019	2018
Revenue	384	369	852	827
Net income attributable to:
Shareholders	6	40	67	118
Non-controlling interest	5	6	12	13
	11	46	79	131
Other comprehensive income (loss), attributable to shareholders	(18)	16	(16)	13

Comprehensive income	(7)	62	63	144

Equity income from associates(1)	3	16	26	46
Other comprehensive income (loss) from equity accounted associates(1)	(7)	6	(6)	5

	(4)	22	20	51

(1)

The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three and six month periods ended February 28, 2019 and 2018.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

16.	INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2019 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2019 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2019 would not result in an impairment loss. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2019 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2019 do not represent events or changes in circumstance that would be indicative of impairment at February 28, 2019.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2019, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple
Cable	6.5%	1.5%	7.4	X
Satellite	7.5%	-3.0%	5.4	X
Wireless	9.3%	1.0%	4.5	X

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple
Cable	16.4%	14.2%	4.8%
Satellite	8.1%	9.7%	5.6%
Wireless	15.2%	7.7%	8.0%